ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 17, 2017	Yana Dobkin Guss T +1 617 951 7109 yana.guss@ropesgray.com

Megan Miller
Securities and Exchange Commission
3 World Financial Center
New York, NY 10281

Re:
Barings Corporate Investors (File No. 811-02183), Barings Participation Investors (File No. 811-05531) and Barings Global Short Duration High Yield Fund (File No. 811-22562) (collectively, the "Funds")

Dear Ms. Miller:

Below is a summary of the oral comments you provided to me on July 18, 2017 in connection with the review by the staff of the Securities and Exchange Commission (the "Staff") of the annual reports to shareholders of the Funds for the fiscal year ended December 31, 2016 filed on Form N-CSR (the "Annual Reports"), together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report.

Comments relating to Barings Participation Investors and Barings Corporate Investors:

1)	Comment: Please confirm whether any Trustee fees were payable effective December 31, 2016. If so, such fees should be disclosed separately from the balance sheet per Article 6-04.12 of Regulation S-X.

Response: As requested, the Funds will separately disclose whether any Trustee fees are payable in future reports.

2)
Comment: The Staff noted that there were four expense ratios disclosed in the Consolidated Selected Financial Highlights. Please consider disclosing only those that are required by the form and including all other expense ratios in a footnote.

Response: As requested, in future reports, the Funds will only disclose the required expense ratios in the Consolidated Selected Financial Highlights and any additional ratios will be shown in a footnote.

- 2 -	August 17, 2017

3)
Comment: In Note 2A in the Notes to Consolidated Financial Statements, the discussion concerning fair value states that a significant increase or decrease in an unobservable input would result in a significantly lower or higher fair value measurement. Please note that a change in an unobservable input need not be significant to result in a significant change in fair value. Please consider enhancing the disclosure going forward.

Response: As requested, the Funds will enhance this disclosure in future reports.

4)
Comment: With regard to investments in private placements, please confirm if any of the investments are in entities affiliated with or controlled by each Fund.  Please reference Regulation S-X Section 12.04 for the relevant disclosure requirements.

Response: The Funds represent that there are no entities affiliated or controlled by the Funds on the Schedule of Investments. The Funds will keep the disclosure requirements in mind for future reports, as applicable.

5)
Comment: The Staff observed that the Annual Reports does not discuss term loans. Please explain if the Funds enter into any term loans, and, if so, whether such agreements are disclosed in the Notes to Consolidated Financial Statements.

Response: The Funds invest in term loans and disclose such loans, referring to them as "bank loans," in the Schedule of Investments and Note 2 to the Financial Statements.

6)
Comment: Please comply with the disclosure requirements of Article 6-04.15 of Regulation S-X by adding the line item "Commitments and Contingent Liabilities" to the Consolidated Statement of Assets and Liabilities with a parenthetical reference to the note disclosures, in particular with regard to unfunded commitments.

Response: The Funds will add the requested parenthetical reference to the footnote disclosures on the Balance Sheet in future reports.

7)
Comment: Per ASC 820-10-50-1B, for the level 3 reconciliation, the change in unrealized appreciation and depreciation on investments still held at period-end should be shown by class, not in aggregate across the fund. Please update in future reports.

Response:  As requested, the Funds will show the change in unrealized appreciation and depreciation by class in future reports.

- 3 -	August 17, 2017

8)
Comment: The Staff noted that some of each Fund's investments paid payment-in-kind (PIK) income. Please consider disclosing the dollar amount of PIK income paid during the year in the financial statements for future reports. Please reference the 2013/2014 AICPA Audit Risk Alert for Investment Company Industry Developments.

Response: We have reviewed the 2013/2014 AICPA Audit Risk Alert for Investment Company Industry Developments and, as requested, will disclose the dollar amount of PIK income paid during the year in future reports.

Comments relating to Barings Global Short Duration High Yield Fund

9)
Comment: The Staff noted that the Fund is identified as non-diversified. Please confirm whether the Fund has been operating as diversified or non-diversified and, if the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will obtain shareholder approval prior to changing its status back to non-diversified.

Response: Barings Global Short Duration High Yield Fund has been operating as a diversified fund for more than three years.  The Fund acknowledges that it must obtain shareholder approval prior to changing its status back to non-diversified, but has no present intention to do so.  Further, the Fund intends to correct disclosure in future filings so as to identify the Fund as a diversified fund.

10)	Comment: The Staff did not observe the inclusion of the disclosure required under ASC 820-10-50-2G. Please identify the location of this disclosure or include this disclosure in future filings.

Response:  The Fund has reviewed the requirements under ASC 820-10-50-2G and will include corresponding disclosure in future filings.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss